CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,686,000	$217.16

Pricing supplement no. 2541 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 7-II dated November 16, 2011	Registration Statement No. 333-177923 Dated June 4, 2014 Rule 424(b)(2)

$1,686,000
8.50% per annum Upside Auto Callable Reverse Exchangeable Notes due June 9, 2015 Linked to the Common Stock of VeriFone Systems, Inc.

General

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The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock, to accept the risks of owning equities in general and the common stock of VeriFone Systems, Inc., in particular, to assume the risk that the notes will be automatically called and the investors will receive less interest than if the notes are not automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.

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The notes will pay 8.50% per annum interest over the term of the notes, assuming no automatic call, payable at a rate of 0.7083% per month. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Share Price of one share of the Reference Stock and whether the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period, as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 9, 2015*
—

If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.

—	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Reference Stock:	The common stock, par value $0.01 per share, of VeriFone Systems, Inc. (Bloomberg ticker symbol: “PAY”). We refer to VeriFone Systems, Inc. as “VeriFone Systems.”
Interest Rate:

8.50% per annum if the notes are not automatically called; or

if the notes are automatically called:

—    4.25% if the notes are automatically called on the first Call Date; or

—    6.375% if the notes are automatically called on the final Call Date,

In each case equivalent to 8.50% per annum, payable at a rate of 0.7083% per month.

Automatic Call:	If on either of the Call Dates, the closing price of one share of the Reference Stock is equal to or greater than the Initial Share Price, the notes will be automatically called on that Call Date.
Payment if Called:	If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.
Buffer Amount:	$11.8475 initially, which is equal to 35.00% of the Initial Share Price, subject to adjustments
Pricing Date:	June 4, 2014
Original Issue Date (Settlement Date):	On or about June 9, 2014
Call Dates*:	December 8, 2014 (first Call Date) and March 9, 2015 (final Call Date)
Call Settlement Dates*:	With respect to each Call Date, the first Interest Payment Date occurring after that Call Date
Observation Date*:	June 4, 2015
Maturity Date*:	June 9, 2015
CUSIP:	48127DKA5
Interest Payment Dates*:	Interest on the notes will be payable July 10, 2014, August 12, 2014, September 11, 2014, October 10, 2014, November 13, 2014, December 11, 2014, January 12, 2015, February 12, 2015, March 12, 2015, April 10, 2015, May 12, 2015 and the Maturity Date (each such date, an “Interest Payment Date”). See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.
Payment at Maturity:	If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless:
(1) the Final Share Price is less than the Initial Share Price;

and

(2) on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount.

If the notes are not automatically called and the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.

Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Physical Delivery Amount:	29.5421 shares of the Reference Stock per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price, subject to adjustments
Cash Value:	The product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:	$33.85 closing price of one share of the Reference Stock on the Pricing Date, divided by the Stock Adjustment Factor. The Initial Share Price is subject to adjustments in certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” and “General Terms of Notes — Reorganization Events” in the accompanying product supplement no. 7-II for further information about these adjustments.
Final Share Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “General Terms of Notes —Anti-Dilution Adjustments” in the accompanying product supplement no. 7-II
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity,” “Description of Notes — Interest Payments” and “Description of Notes — Postponement of a Valuation Date” in the accompanying product supplement no. 7-II

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 7-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$1,686,000	$25,290	$1,660,710
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $15.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 7-II.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $949.50 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 4, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011 as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 7-II dated November 16, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 7-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 7-II dated November 16, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007680/e46240_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

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THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay interest at the Interest Rate specified on the cover of this pricing supplement, which is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

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MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments as specified on the cover of this pricing supplement. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

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POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Reference Stock is equal to or greater than the Initial Share Price on either of the Call Dates, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes are not automatically called, we will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price or the closing price of one share of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period. However, if the notes are not automatically called, the Final Share Price is less than the Initial Share Price and the closing price of one share of the Reference Stock on any day during the Monitoring Period is less than the Initial Share Price by more than the Buffer Amount, you could lose the entire principal amount of your notes.

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TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 7-II. Based on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that is terminated if an Automatic Call occurs and that, if not terminated, requires you to purchase the Reference Stock (or, at our option, receive the Cash Value thereof) from us at maturity under circumstances where the payment due at maturity is the Physical Delivery Amount and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on a number of issues, the most relevant of which for investors in the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-1

that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In determining our reporting responsibilities, we intend to treat approximately 4.59% of each interest payment as interest on the Deposit and the remainder as Put Premium. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Automatic Call.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 7-II dated November 16, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

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THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — The notes will be automatically called before maturity if the closing price of one share of the Reference Stock is equal to or greater than the Initial Share Price on either of the Call Dates. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

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THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If the notes are not automatically called and, on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Share Price minus the Buffer Amount, you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of one share of the Reference Stock subsequently recovers such that it is greater than the Initial Share Price minus the Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 7-II for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with VeriFone Systems, including extending loans to, or making equity investments in, VeriFone Systems or providing advisory services to VeriFone Systems. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to VeriFone Systems, and these reports may or may

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-2

not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of VeriFone Systems as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

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REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as six months and you will not receive interest payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

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SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

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JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-3

the selling commissions, projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Reference Stock, including:
—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility in the price of the Reference Stock;
—	the time to maturity of the notes;
—	whether the closing price of one share of the Reference Stock has been, or is expected to be, less than the Initial Share Price by more than the Buffer Amount during the Monitoring Period;
—	the dividend rate on the Reference Stock;
—	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
—	interest and yield rates in the market generally; and
—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the closing price of one share of the Reference Stock is not below the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period or the Final Share Price is equal to or greater than the Initial Share Price. If the notes are not automatically called and the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period, the benefit provided by the Buffer Amount will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Reference Stock.

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VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the Reference Stock could close below the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period. The Reference Stock’s volatility, however, can change significantly over the term of the notes. The closing price of one share of the Reference Stock could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

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YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — If the notes are not automatically called, unless (i) the Final Share Price is below the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

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NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

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NO AFFILIATION WITH VERIFONE SYSTEMS — We are not affiliated with VeriFone Systems. We have not independently verified any of the information about VeriFone Systems contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and VeriFone Systems. We are not responsible for VeriFone Systems’ public disclosure of information, whether contained in SEC filings or otherwise.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-4

Examples of Hypothetical Payments at Maturity or Upon Automatic Call for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment at maturity or upon an automatic call on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and closing prices on either of the Call Dates and assuming that the closing price of one share of the Reference Stock changes in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

— the Initial Share Price:	$33.85	— the Buffer Amount (in U.S. dollars):	$11.84
— the Interest Rate:	8.50% per annum if the note is held to maturity
	4.25% (equivalent to 8.50% per annum) if the note is automatically called on the first Call Date 6.375% (equivalent to 8.50% per annum) if the note is automatically called on the final Call Date

Hypothetical lowest closing price during the Monitoring Period	Hypothetical highest closing price on either of the Call Dates	Hypothetical Final Share Price	Payment at Maturity**	Payment on the applicable Call Settlement Date**	Total Value of Payment Received at Maturity or on the applicable Call Settlement Date**
$30.47	$32.16	$33.85	$1,000.00	N/A	$1,000.00
$33.85	$67.70	N/A	N/A	$1,000.00	$1,000.00
$16.93	$32.16	$33.85	$1,000.00	N/A	$1,000.00
$16.93	$33.85	N/A	N/A	$1,000.00	$1,000.00
$33.85	$32.16	$33.85	$1,000.00	N/A	$1,000.00
$22.01	$23.70	$23.70	$1,000.00	N/A	$1,000.00
$16.93	$32.16	$32.16	29 shares of the Reference Stock or the Cash Value thereof	N/A	$950.07
$16.93	$27.08	$16.93	29 shares of the Reference Stock or the Cash Value thereof	N/A	$500.15
$8.46	$16.93	$8.46	29 shares of the Reference Stock or the Cash Value thereof	N/A	$249.93
$0.00	$10.16	$0.00	29 shares of the Reference Stock or the Cash Value thereof	N/A	$0.00

**	Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how a total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above is calculated.

Example 1: The closing price of one share of the Reference Stock on the first Call Date is $67.70. Because the closing price of one share of the Reference Stock of $67.70 on the first Call Date is greater than the Initial Share Price of $33.85, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of one share of the Reference Stock on either of the Call Dates is $32.16, the lowest closing price of one share of the Reference Stock during the Monitoring Period is $16.93, and the Final Share Price is $33.85. Because the highest closing price of one share of the Reference Stock of $32.16 on either of the Call Dates is not equal to or greater than the Initial Share Price of $33.85, the notes are not automatically called. Because the Final Share Price of $33.85 is not less than the Initial Share Price of $33.85, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the closing price of one share of the Reference Stock is less than the Initial Share Price of $33.85 by more than the Buffer Amount on at least one day during the Monitoring Period.

Example 3: The highest closing price of one share of the Reference Stock on either of the Call Dates is $32.16, the lowest closing price of one share of the Reference Stock during the Monitoring Period is $16.93 and the Final Share Price is $32.16. Because the highest closing price of one share of the Reference Stock of $32.16 on either of the Call Dates is not equal to or greater than the Initial Share Price of $33.85, the notes are not automatically called. Because the Final Share Price of $32.16 is less than the Initial Share Price of $33.85 and the closing price of one share of the Reference Stock is less than the Initial Share Price of $33.85 by more than the Buffer Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $32.16, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.07.

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-5

Example 4: The highest closing price of one share of the Reference Stock on either of the Call Dates is $23.70, and the closing price of one share of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Reference Stock on the Observation Date is $16.93, a decline of more than the Buffer Amount from the Initial Share Price. Because the highest closing price of one share of the Reference Stock of $23.70 on either of the Call Dates is not equal to or greater than the Initial Share Price of $33.85, the notes are not automatically called. Because the Final Share Price of $16.93 is less than the Initial Share Price of $33.85 and the Final Share Price is less than the Initial Share Price of $33.85 by more than the Buffer Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $16.93, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.15.

Example 5: The highest closing price of one share of the Reference Stock on either of the Call Dates is $23.70, the Final Share Price of $22.01 is less than the Initial Share Price but not by more than the Buffer Amount and the closing price of one share of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period. Because the highest closing price of one share of the Reference Stock of $23.70 on either of the Call Dates is not equal to or greater than the Initial Share Price of $33.85, the notes are not automatically called. Because the closing price of one share of the Reference Stock is not less than the Initial Share Price of $33.85 by more than the Buffer Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $22.01 is less than the Initial Share Price of $33.85.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, $85.00 over the term of the notes or (2) if the notes are automatically called: (i) $42.50 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date; (ii) $63.75 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Buffer Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $33.85, the Buffer Amount was $11.8475 and the Physical Delivery Amount was 29.5421 shares of the Reference Stock, in each case subject to adjustment.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-6

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on VeriFone Systems is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, VeriFone Systems is a provider of payment solutions that enable secure electronic payment transactions and value-added services at the point of sale. The common stock of VeriFone Systems, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of VeriFone Systems in the accompanying product supplement no. 7-II. Information provided to or filed with the SEC by VeriFone Systems pursuant to the Exchange Act can be located by reference to SEC file number 001-32465, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of one share of the Reference Stock from January 2, 2009 through May 30, 2014. The closing price of one share of the Reference Stock on June 4, 2014 was $33.85. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on either Call Date, the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that VeriFone Systems will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-7

Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Examples of Hypothetical Payments at Maturity or Upon Automatic Call for Each $1,000 Principal Amount Note” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-21 of the accompanying product supplement no. 7-II are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of VeriFone Systems, Inc.	PS-8